UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 15, 2025 titled “Arcos Dorados Announces Commencement Of Cash Tender Offer For Any And All Of Its Outstanding 5.875% Notes Due 2027”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 15, 2025

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER FOR

ANY AND ALL OF ITS OUTSTANDING 5.875% NOTES DUE 2027
(CUSIP NOS. 03965U AC4 / G0457F AC1; ISINs US03965UAC45 / USG0457FAC17)

Montevideo, Uruguay, January 15, 2025– Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced the commencement of an offer to purchase for cash any and all of its outstanding 5.875% Notes due 2027 (the “Notes”) (the “Offer”). The Offer is being made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated January 15, 2025 (the “Offer to Purchase”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The table below summarizes certain payment terms for the Notes:

Description of Security	CUSIP No.	ISIN	Outstanding Principal Amount	Consideration per U.S.$1,000 Outstanding Principal Amount*
5.875% Senior Notes due 2027	144A: 03965U AC4 Reg S: G0457FAC1	144A: US03965U AC45 Reg S: USG0457FAC17	U.S.$385,986,000	U.S.$1,000

*	The Consideration for the Notes will be paid together with accrued and unpaid interest from the last interest payment date for the Notes up to, but not including, the Settlement Date (as defined below).

The Offer will expire at 8:00 a.m., New York City time, on January 23], 2025, or any other date and time to which Arcos Dorados extends the Offer (such date and time, as it may be extended, the “Expiration Time”). Holders of Notes must validly tender their Notes at or prior to the Expiration Time and not validly withdraw them at or prior to the applicable Withdrawal Deadline (as defined in the Offer to Purchase) in order to be eligible to receive the Consideration (as defined in the Offer to Purchase) plus accrued interest for such Notes. Tendered Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline but not thereafter.

The obligation of Arcos Dorados to purchase Notes in the Offer is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer Documents. Arcos Dorados reserves the right, in its sole discretion, to amend or terminate the Offer at any time.

The Offer is being made in connection with an expected proposed offering of U.S. dollar denominated senior notes (the “New Notes”) to be issued by Arcos Dorados B.V., a subsidiary of Arcos Dorados (the “Proposed New Notes Offering”). The Proposed New Notes Offering will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.

If an offering of New Notes is announced, tendering Holders who wish to tender their Notes for cash and also subscribe for the New Notes should quote a unique identifier code corresponding to the New

Notes being subscribed (“Unique Identifier Code”), which can be obtained by contacting any of the Dealer Managers, in their acceptance to DTC through the DTC Automated Offer Program (“ATOP”) or Electronic Acceptance Instruction. A Unique Identifier Code is not required for a Holder to tender its Notes, but if a tendering Holder wishes to subscribe for the New Notes, such Holder should obtain a Unique Identifier Code from a Dealer Manager and enter the Unique Identifier Code in its ATOP.

If the proposed offering of New Notes is announced, Arcos Dorados will review tender instructions received on or prior to the pricing date of the New Notes, and may give priority to those investors tendering with Unique Identifier Codes in connection with the allocation of New Notes. However, no assurances can be given that any Holder that tenders its Notes will be given an allocation of New Notes at the levels it may subscribe for, or at all.

The information and tender agent for the Offer is Global Bondholder Services Corporation. To contact the information and tender agent, banks and brokers may call +1 (212) 430-3774, and others may call U.S. toll-free: +1 (855) 654-2015 or email contact@gbsc-usa.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission +1 (212) 430-3775/3779 Attention: Corporate Actions	Confirmation by Telephone +1 (212) 430-3774 Toll free: +1 (855) 654-2015	E-mail contact@gbsc-usa.com

Copies of each of the Offer Documents are available at the following web address: https://www.gbsc-usa.com/arcos/

Any questions or requests for assistance or for additional copies of this notice may be directed to the Dealer Managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Managers for the Offer are:

BBVA Securities Inc. Two Manhattan West, 375 9th Ave, 9th Floor, New York, NY 10001 United States Attention: Liability Management Email: liabilitymanagement@bbva.com	Citigroup Global Markets Inc. 388 Greenwich Street, Trading 4th Floor New York, New York 10013 United States Attn: Liability Management Group Email: ny.liabilitymanagement@citi.com	Itau BBA USA Securities, Inc. 599 Lexington Avenue, 34th Floor, New York, NY 10022 United States Attn: Debt Capital Markets	J.P. Morgan Securities LLC 383 Madison Avenue, New York, New York 10179 United States Attn: Latin America Debt Capital Markets	Santander US Capital Markets LLC 437 Madison Avenue, New York, New York 10022 United States Attn: Liability Management E-mail: AmericasLM@santander.us
Collect: (212) 728-2446 Toll-Free: +1 (800) 422-8692	Collect: +1 (212)-723-6106 Toll-Free: +1 (800) 558-3745	Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Collect: +1 (212) 834-7279 Toll Free: +1 (866) 846-2874	Collect: +1(212) 350-0660 Toll Free: +1(855) 404-3636

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Offer is made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer to Purchase and the Notice of Guaranteed Delivery. None of Arcos Dorados, the Dealer Managers or the information and tender agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Offer.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated or franchised by the Company or by its sub-franchisees, that together employ more than 100,000 people (as of 09/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

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